

Mail Stop 3720

September 18, 2009

Robert N. Fried
President and Chief Executive Officer
ID Arizona Corp.
1105 N. Market Street, Suite 1300
Wilmington, DE 19801

> **Re:** **ID Arizona Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **File No. 333-158336**
> **Filed September 10, 2009**

Dear Mr. Fried:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have added a new proposal to your registration statement
       and proxy to approve an amendment to your amended and restated certificate
       of incorporation to provide conversion rights to a stockholder upon the
       approval of a business combination, regardless of whether the stockholder
       votes for or against the business combination. This proposal represents a
       fundamental change in the rights of your common stockholders such that the
       decision as to whether to approve this new proposal is a new investment
       decision with respect to your common stock. Please amend your registration
       statement to register the offering of all shares of your common stock to reflect
       the new investment decision for your common stockholders as a result of this
       proposal.

The Charter Amendment Proposal, page 83

2.   Clarify why allowing a stockholder who elects to convert to vote either yes or
       no for the business combination is likely to increase the likelihood that the
       business combination will be approved. We note that this amendment will
       effectively remove the 30% limit on converting stockholders.

3.   Because the number of stockholders who elect to convert could dramatically
       exceed 30%, discuss the potential negative effect on the liquidity of the
       company's stock following the business combination. Discuss the likelihood
       that the company might have very few public stockholders following the
       business combination, and the ability of remaining stockholders to buy and
       sell the company's stock in the marketplace following the business
       combination.

Ideation's Reasons for the Business Combination and Recommendation of the Ideation
Board of Directors, page 107

4.   We note that management assumed a 30% conversion of Ideation stockholders
       in calculating the price earnings ratio of 6.7x. In light of your proposed
       charter amendment and its effect of significantly increasing the potential
       conversion percentage, discuss whether management considered revising its
       price earnings ratio. It would appear that the conversion percentage could
       reflect all public stockholders converting.

<u>Acquisitions, Page F-51</u>

5.   We note in your response to comment nine that, for the numerators used in your investment tests, you applied the best estimate of the probable purchase prices based on facts known to the Company as of the respective acquisition dates for acquisitions with contingent consideration. When determining the significance of an acquisition under the investment test, you should include any contingent consideration that represents additional purchase price as part of the total investment in the acquiree unless the likelihood of its payment is remote. Your assessment of the likelihood of paying the contingent consideration should reflect all information known to management as of the date of filing your Amended Form S-4. With respect to each individual acquisition consummated by the Company that has an element of contingent consideration, please provide us a revised test of significance and explain, in detail, your conclusions regarding the amount of contingent consideration that may possibly be paid. Include in your explanation the amount of consideration that you have concluded to be reasonably possible of being paid and the amount that you have concluded has a remote likelihood of being paid, and explain why.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Adviser, at (202) 551-3273, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Teddy D. Klinghoffer, Esq. & Michael Francis, Esq.
    Akerman Senterfitt
    Via facsimile: (305) 374-5095